UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Overseas Shipholding Group, Inc.

(Name of Issuer)

Class A Common Stock (par value $0.01 per share)

(Title of Class of Securities)

69036R103

(CUSIP Number)

July 13, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 69036R103

1.	Names of Reporting Persons. BHR Capital LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 4,449,264
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 4,449,264
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,449,264
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 6.5%
12.	Type of Reporting Person (See Instructions) IA

CUSIP No. 69036R103

1.	Names of Reporting Persons. BHR-OSG On-Shore Funding LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 4,050,307
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 4,050,307
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,050,307
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 5.9%
12.	Type of Reporting Person (See Instructions) OO

EXPLANATORY NOTE

On May 1, 2015, pursuant to Rule 13d-1(c) under the Securities Exchange Act of 1934 (the “Exchange Act”), the Reporting Persons (as defined in Item 2(a)) filed a Schedule 13G relating to the Class A Common Stock (as defined in Item 2(d)) of the Issuer (as defined in Item 1(a)). On May 4, 2015, the Reporting Persons converted their Schedule 13G to a Schedule 13D pursuant to Rule 13d-1(e)(1) under the Exchange Act. The Reporting Persons are converting their Schedule 13D back to a Schedule 13G pursuant to Rule 13d-1(h) under the Exchange Act.

Item 1.

(a)	Name of Issuer:

Overseas Shipholding Group, Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

600 Third Avenue, 39th Floor

New York, New York 10016

Item 2.

(a)	Name of Person Filing:

This statement is filed by BHR Capital LLC and BHR-OSG On-Shore Funding LLC (together, the “Reporting Persons”).

(b)	Address of Principal Business Office or, if none, Residence:

For each Reporting Person:

733 Third Avenue, 15th Floor

New York, NY 10017

(c)	Citizenship:

For each Reporting Person, Delaware

(d)	Title of Class of Securities:

Class A Common Stock, par value $0.01 per share (“Class A Common Stock”)

(e)	CUSIP Number:

69036R103

Item 3.	If this statement is filed pursuant to §§240.13d-l(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4.	Ownership

The information required by this item with respect to each Reporting Person is set forth in Rows 5 through 9 and 11 of the cover page to this Schedule 13G.

The Reporting Persons’ beneficial ownership include 3,078,181 shares of Class A Common Stock issuable upon exercise of 16,200,956 Warrants exercisable for Class A Common Stock. The percentage of Class A Common Stock beneficially owned is based on approximately 65,612,275 shares of Class A Common Stock outstanding. The Reporting Persons derived this outstanding share amount based on 393,673,653 shares of Class A Common Stock outstanding as of May 5, 2016, as reported in the Issuer’s Form 10-Q filed on May 10, 2016, and giving effect to a 1:6 reverse stock split that occurred on June 13, 2016, as reported in the Issuer’s Form 8-K filed on June 7, 2016.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 13, 2016

BHR CAPITAL LLC

By:	/s/ Michael Falk
	Name:	Michael Falk
	Title:	Chief Financial Officer

BHR-OSG ON-SHORE FUNDING LLC

By:	BHR Capital LLC

By:	/s/ Michael Falk
	Name:	Michael Falk
	Title:	Chief Financial Officer of BHR Capital LLC,
its Managing Member

EXHIBIT A

JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the shares of Class A Common Stock (par value $0.01 per share) of Overseas Shipholding Group, Inc. is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below that is named as a reporting person in such filing in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: July 13, 2016

BHR CAPITAL LLC

By:	/s/ Michael Falk
	Name:	Michael Falk
	Title:	Chief Financial Officer

BHR-OSG ON-SHORE FUNDING LLC

By:	BHR Capital LLC

By:	/s/ Michael Falk
	Name:	Michael Falk
	Title:	Chief Financial Officer of BHR Capital LLC,
its Managing Member